UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                         For the month of September 2007

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M 0K3
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________




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Drilling Results

On September 27, 2007, Strata Oil & Gas Inc. (the `Company') announced the results of it drill program completed earlier in 2007. A copy of the press release and the technical report prepared by Norwest Corporation of Calgary, Alberta, Canada are attached hereto as exhibits 99.1 and 99.2. All statements made herein concerning the foregoing documents are qualified by references to said exhibits. This announcement contains forward-looking statements which involve risks and uncertainties that include, among others, limited operating history, risks related to petroleum exploration, limited access to operating capital, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information is included in Strata's filings with the Securities and Exchange Commission (SEC) which may be accessed through the SEC's web site at www.sec.gov. Section 9-Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(a)  Financial  Statements of business  acquired.     Not applicable
(b)  Pro forma financial information.                 Not applicable
(c)  Exhibits:

         99.1 Press release date September 27, 2007.

         99.2 `Technical Report Evaluation of In-Place Bitumen Resources - Cadotte Leases' as prepared by Norwest Corporation of Calgary, Alberta, Canada.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                STRATA OIL & GAS INC.

                                By: /s/ Manny Dhinsa
                                --------------------
                                Name: Manny Dhinsa
                                Title: President

Date:    September 27, 2007